UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Public Company of Authorized Capital

CNPJ: 06.948.969/0001-75
NIRE: 35.300.316.584

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 22, 2019

1                 DATE, TIME AND PLACE: Held on November 22, 2019, at 05:30 p.m., at the headquarters of Linx S.A. (“Company”), in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, no. 7221, Cj. 701, Bl. A, Dep. 20, room 1, Edifício Birmann 21, Pinheiros, CEP 05425-902.

2     Call Notice and Attendance: Call notice duly held in accordance with the Bylaws of the Company, it was verified the attendance of the members of the Board of Directors of the Company, by conference call, in accordance to article 20 of the Bylaws.

3                 Presiding Board: Nercio José Monteiro Fernandes, as chairman; and Ana Paula Frigo, as secretary.

4                 Agenda. The members of the Company's Board of Directors met to approve the approval of: (i)  the new Code of Conduct of the Company;  (ii) the new  reporting channel of the Company; (iii) ratify the attributions of the Directors of the Company to establish The Ethical Conduct Committee (“Committee”) of the Company; and (iv) the authorization for the Company's Board of Executive Officers to adopt all provisions and perform all acts necessary to achieve the purpose of the item (i), (ii) and (III) of the previous agenda.

5                RESOLUTION. After discussion and analysis of the matters of the Agenda, the following resolutions were taken by the Board of Directors:

5.1            The approval of the new Code of Conduct of the Company which shall be valid henceforth of the present date in the replacement of the Code of Conduct current in the Company duly approved in the Extraordinary General Meeting  held on January 16, 2013 that is also available on website of CVM, SEC and on the website of the Company and is also present on Annex I of this minute.

5.2            The approval of the new Reporting Channel, administered by the company Resguarda, which will be available to all the intern or extern participants that they can report ethics deviations or conducts as of this date.

5.3            Ratify the attributions of the Board of Directors to approve  the establish of the Ethical Conduct Committee, as well as the attributions to approve the Internal Regiment and to appoint the members of the Ethical Conduct Committee.

5.4            The Authorization for the Company's Board of Executive Officers to adopt all measures and perform all acts necessary to achieve the object of the resolutions of items 5.1, 5.2 and 5.3 above.

6                CLOSING: There being no further business to discuss, these minutes were drawn up, read and approved and signed by all members presents and by the Chairman and the Secretary of the Presiding Board. São Paulo, November 22, 2019. Presiding Board: Chairman: Nercio José Monteiro Fernandes; Secretary: Ana Paula Frigo. Members of the Board of Directors: Nercio José Monteiro Fernandes, João Cox, Roger de Barbosa Ingold, Alon Dayan, Alberto Menache.

 I hereby certify that these minutes are a true copy of the minutes drawn up in the proper book.

São Paulo, November 22, 2019.

__________________________________

Ana Paula Frigo

Secretária

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2019

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer